AMENDMENT TO ASSET TRANSFER AGREEMENT

This **AMENDMENT TO ASSET TRANSFER AGREEMENT**, dated as of January 27, 2011, is entered into by **SEVEN ARTS ENTERTAINMENT INC.** (hereinafter referred to as "Seven Arts") and **SEVEN ARTS PICTURES PLC** (hereinafter referred to as "Company").

WHEREAS: pursuant to the terms of the Asset Transfer Agreement dated as of June 11, 2010 ("Asset Transfer Agreement"), Seven Arts was obligated to issue one of its shares for each share of Company as consideration for the assets transferred pursuant to the Asset Transfer Agreement.

WHEREAS: Securities and Exchange Commission has questioned whether or not through acceptance of the Asset Transfer Agreement Seven Arts has made an "offer" to the shareholders of Company to acquire the shares of common stock of Seven Arts. Seven Arts had no intention to make such an offer except in any manner consistent with Federal securities laws and approved by the Securities and Exchange Commission.

NOW, THEREFORE, for good and valued consideration, receipt of which is hereby acknowledged, Company and Seven Arts agree:

1. Amendment of Asset Transfer Agreement. The consideration provided in Paragraph 2.5 of the Asset Transfer Agreement of one share of Seven Arts' common stock for each ordinary share of the Company held by such shareholders, shall be issued to the Company and distributed to the shareholders of the Company as and when properly approved by the Securities and Exchange Commission. Any actions or statements by Seven Arts which may be deemed to constitute an "offer" to issue its shares of common stock to shareholders of PLC pursuant to the Asset Transfer Agreement or otherwise are hereby rescinded, nullified and abrogated ab initio as if such had never occurred. It was never the intention of Seven Arts and Company to offer shares of Seven Arts to shareholders of the Company pursuant to the Asset Transfer Agreement. Except as set forth herein, the Asset Transfer Agreement shall continue in full force and effect.

2. Miscellaneous.

2.1 Further Assurances. The parties hereto agree to promptly do, make, execute, deliver or cause to be done, made, executed or delivered all such further acts, documents and things as may reasonably be required for the purpose of giving full force and effect to this Agreement, whether or not after the execution hereof.

2.2 No Waiver. The failure at any time to require performance of any provision of this Agreement shall not affect the full right to require such performance at any later time. The waiver of a breach of any provision shall not constitute a waiver of the provision of any succeeding breach.

2.2 No Waiver. The failure at any time to require performance of any provision of this Agreement shall not affect the full right to require such performance at any later time. The waiver of a breach of any provision shall not constitute a waiver of the provision of any succeeding breach.

2.3 Severability. Should any provision of this Agreement be held to be invalid, the remainder of this Agreement shall be effective as though such invalid provision had not been contained in this Agreement.

2.4 Counterparts. This Agreement may be executed in several counterparts, each of which shall constitute an original and all which together shall constitute one agreement.

2.5 Effective Agreement. The transaction of transfer, assignment and assumption as contemplated herein shall be effective upon the execution hereof without further act or formality.

2.6 Inurement. This Agreement shall endure to the benefit of and be binding upon the parties hereto, their heirs, executors, administrators, successors and assigns.

IN WITNESS WHEREOF, the parties hereto have caused this agreement to be executed by their duly authorized officers, as of the date first written above.

SEVEN ARTS PICTURES PLC.

By: Elaine New

Its: DIRECTOR

SEVEN ARTS ENTERTAINMENT INC.

By: [signature]

Its: CEO